

November 9, 2012

David W. Grzebinski
Chief Financial Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, Texas77007

> **Re: Kirby Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-07615**

Dear Mr. Grzebinski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

Financial Condition, Capital Resources and Liquidity, page 49

Contractual Obligations, page 57
1. As noted in SEC Release 33-9144, the table of contractual obligations permits flexibility in the ways registrants can present information about their contractual obligations and commitments in the table. Notwithstanding this flexibility, we believe that registrants should provide, in the table or footnotes to the table information necessary for an understanding of the timing and amount of expected pension contributions. Some registrants elect to present only their estimated contribution for the next fiscal year, some elect to present only the future minimum statutory funding requirements over a number of years and some present all expected contributions, required and voluntary. On an ongoing basis, please provide such information in a manner that is clear, understandable and suitable to your business. In view of the uncertainties that can affect your determination, you may also need to disclose the factors that could affect your estimates.

2. As a related matter, reference is made to your discussion of your retirement plans on page 52. We note your representation that 97% of the pension plan's ABO was funded at December 31, 2011. We also note your references to the discount rate and the long-term rate of return on plan assets (7.5% in 2011 and 2010). As you reduced your assumed discount rate in fiscal 2011, on an ongoing basis we believe that you should disclose this fact and the potential impact of this change upon your benefit obligation and upon the funded percentage of the ABO. Alternatively, we would not object if you disclosed this information in a related Critical Account Policy note in MD&A

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief